EXHIBIT 99.1

BrainsWay Reports Third Quarter 2024 Financial Results and Operational Highlights

Robust 26% Year-over-Year Revenue Growth in Q3 2024

Raising Full-Year 2024 Revenue Guidance to $40-41 Million and Initiating Profitability Guidance

Conference Call to be Held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Israel, Nov. 12, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported third quarter 2024 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended September 30, 2024, revenues were $10.5 million, a 26% increase compared to the same period in 2023.
  Gross margin for the third quarter of 2024 was 74%, steady from the same period in 2023.
  Operating income for the third quarter of 2024 was $0.3 million, compared to a loss of $0.1 million for the same period in 2023.
  Net income for the third quarter of 2024 was $0.7 million, compared to a net loss of $0.2 million for the third quarter of 2023.
  Adjusted EBITDA1 for the third quarter of 2024 was approximately $1.1 million, compared to $0.3 million for the third quarter of 2023.
  As of September 30, 2024, cash and cash equivalents and short-term deposits totaled $48.4 million, reflecting a $0.3 million increase from June 30, 2024.
  Following the end of the third quarter, the Company closed on an equity financing by Valor Equity Partners, receiving gross proceeds of approximately $20 million to date, before deducting offering expenses and before any potential exercise of warrant rights by Valor. BrainsWay intends to leverage this new capital and Valor’s expertise for strategic initiatives aimed at building market awareness, its R&D roadmap, and expanding access to Deep TMS™.
  Through the first nine months of 2024, BrainsWay shipped a total of 177 Deep TMS systems, representing a 12% increase from the same period last year.
  Israel Ministry of Defense’s Rehabilitation Department approved reimbursement for Deep TMS therapy for qualifying PTSD patients in public hospitals.
  Appointed Dr. Richard Bermudes, who is widely considered one of the preeminent U.S. clinicians in the TMS field, as BrainsWay’s new Chief Medical Officer (CMO), effective September 1, 2024.
  Expanded U.S. East Coast access to Deep TMS with order of 14 new systems by large enterprise mental health treatment network.
  Expanded the presence of Deep TMS in East Asia through the placement of 15 new systems in Taiwan and South Korea.
  Continued progress in the Company’s randomized, multicenter U.S. clinical trial evaluating an accelerated treatment protocol for the Deep TMS system for major depressive disorder (MDD) treatment as compared to the current standard-of-care Deep TMS protocol.

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1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Full Year 2024 Financial Guidance

  Increasing full-year 2024 revenue guidance to between $40 million to $41 million, which represents 25% to 29% growth over 2023 revenue.
  Anticipating continued profitability and positive cash flow, and expecting operating income of 3-4% and Adjusted EBITDA of 10-11% for the full year.

"Global demand for our Deep TMS system continued to grow throughout the first nine months of 2024, strengthening our leadership position in the market. Our focus remains on building sustainable growth by investing strategically in our long-term vision. Our commitment to driving innovation and expanding treatment possibilities is stronger than ever, with key investments across three core areas, including the development of our next-generation Deep TMS 360™ system, conducting clinical trials to broaden and enhance treatment capabilities, and expanding our commercial presence through targeted sales and marketing efforts. These critical investments reflect our dedication to leading the industry in mental health and neurological care, providing impactful and accessible solutions for patients worldwide," said Hadar Levy, BrainsWay’s Chief Executive Officer.

"Our recent private financing with Valor Equity Partners will enable us to explore new markets and revenue channels, including different customer types and commercial partnerships. This will further strengthen our potential for accelerated growth and enhance access to Deep TMS," concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Tuesday, November 12, 2024, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Tuesday, November 12, 2024, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel: Conference ID:	1-80-921-2373 10193781
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1693565&tp_key=866e8470ea

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating income and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net income (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net income (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$48,127	$10,520
Short-term deposits	-	35,465
Restricted cash	271	271
Trade receivables, net	3,521	3,780
Inventory	3,690	3,717
Other current assets	1,720	1,712
	57,329	55,465
Non-Current Assets
System components	1,745	1,273
Leased systems, net	3,962	3,700
Other property and equipment	6,795	817
Other long-term assets	2,269	1,717
	14,771	7,507
	$72,100	$62,972

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,269	$758
Deferred revenues	4,824	2,504
Liability in respect of research and development grants	600	1,008
Other accounts payable	5,994	5,491
	12,687	9,761
Non-Current Liabilities
Deferred revenues and other liabilities	9,038	5,553
Liability in respect of research and development grants	6,347	6,077
	15,385	11,630

Equity
Share capital	367	367
Share premium	140,662	140,344
Share-based payment reserve	5,116	4,360
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(99,929)	(101,302)
	44,028	41,581

	$72,100	$62,972

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Revenues	$10,502	$8,302	$29,602	$22,756
Cost of revenues	2,781	2,131	7,532	6,018
Gross income	7,721	6,171	22,070	16,738

Research and development expenses, net	1,809	1,544	5,146	5,231
Selling and marketing expenses	4,108	3,602	11,731	12,497
General and administrative expenses	1,523	1,158	4,233	4,153
Total operating expenses	7,440	6,304	21,110	21,881

Operating income (loss)	281	(133)	960	(5,143)

Finance income	830	175	1,945	1,583
Finance expenses	374	213	1,182	349
Income (loss) before income taxes	737	(171)	1,723	(3,909)
Taxes on income	75	59	350	415
Net income (loss) and total comprehensive income (loss)	$662	$(230)	$1,373	$(4,324)

Basic and diluted net income (loss) per share	$0.02	$(0.01)	$0.04	$(0.13)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive income (loss)	$662	$(230)	$1,373	$(4,324)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	188	85	308	279
Depreciation of leased systems	260	247	755	719
Impairments and disposals	600	481	1,242	938
Finance expenses (income), net	(456)	38	(763)	(1,234)
Cost of share based payment	388	95	1,057	147
Income taxes	75	59	350	415
Total adjustments to reconcile income (loss)	1,055	1,005	2,949	1,264
Changes in asset and liability items:
Decrease (increase) in trade receivables	415	(31)	295	1,404
Increase in inventory	(465)	(373)	(572)	(6)
Decrease (increase) in other current assets	41	369	72	(243)
Increase (decrease) in trade payables	(366)	(58)	514	(639)
Increase (decrease) in other accounts payable	456	401	(74)	(356)
Increase (decrease) in deferred revenues and other liabilities	(52)	(173)	1,151	238
Total changes in asset and liability	29	135	1,386	398
Cash paid and received during the period for:
Interest paid	(81)	(100)	(104)	(103)
Interest received	613	546	2,194	1,586
Income taxes paid	-	-	(994)	(11)
Total cash paid and received during the period	532	446	1,096	1,472
Net cash provided by (used in) operating activities:	2,278	1,356	6,804	(1,190)

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(1,300)	(514)	(2,871)	(1,945)
Proceeds from sub-lease asset	-	-	40	-
Withdrawal of (investment in) deposits, net	(34)	8	34,985	(8)
Net cash provided by (used in) investing activities	(1,334)	(506)	32,154	(1,953)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(572)	-	(1,104)	(345)
Exercise of share options	-	-	19	-
Receipt of government grants	-	-	-	32
Repayment of lease liability	(126)	(56)	(237)	(186)
Net cash used in financing activities	(698)	(56)	(1,322)	(499)
Exchange rate differences on cash and cash equivalents	17	(69)	(29)	(46)

Increase (decrease) in cash and cash equivalents	263	725	37,607	(3,688)
Cash and cash equivalents at the beginning of the period	47,864	43,168	10,520	47,581
Cash and cash equivalents at the end of the period	$48,127	$43,893	$48,127	$43,893

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	$5,469	$-	$5,650	$207
Termination of lease liability and right-of-use	$-	$-	$17	$70

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Net income (loss) and total comprehensive income (loss)	$662	$(230)	$1,373	$(4,324)

Finance expense (income), net	(456)	38	(763)	(1,234)
Income taxes	75	59	350	415
Depreciation and amortization	188	85	308	279
Depreciation of leased systems	260	247	755	719
Cost of share based payment	388	95	1,057	147
Restructuring and litigation Cost	-	50	-	852
Adjusted EBITDA	$1,117	$344	$3,080	$(3,146)